CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Trade on the Toronto Stock Exchange

Vancouver, May 25th, 2010 - CNW Newswire: CIBT Education Group Inc. (NYSE AMEX & TSX-V: MBA) (“CIBT” or the “Company”) is pleased to announce that the Toronto Stock Exchange (the “TSX”) has confirmed that effective Wednesday May 26th 2010, the Company will commence trading on the TSX. The Company’s shares will contemporaneously be delisted from the TSX Venture Exchange.

To obtain more information about the TSX or information on the Company or its stock quote, investors may visit the TSX website at www.tmx.com. The Company’s trading symbol remains unchanged as MBA and investors are reminded to type in the symbol MBA.TO instead of MBA.V while visiting Canadian financial websites such as Finance.Yahoo.ca.

The Company is also listed on the NYSE Amex and quoted in the US under the same symbol MBA.

About the Toronto Stock Exchange

The Toronto Stock Exchange, a subsidiary of the TMX Group Inc., is the largest stock exchange in Canada, the third largest in North America and the eighth largest in the world by market capitalization.  The Toronto Stock Exchange facilitated close to $60 billion in total new equity financing in 2009.  Average daily volume through to January 2010 was 438 million shares with an average daily trade value of over $5 billion.

About CIBT Education Group:

CIBT is an education management company with a special focus on the global education market.  It owns and operates a network of business, technical and language colleges, and cooperative joint programs at 68 locations in 18 countries through which it delivers Western and Chinese accredited business and management degree programs, college preparation programs, automotive maintenance programs, IT programs, hotel management and tourism programs, language training and certification programs and career/vocational programs.  Its subsidiaries, CIBT School of Business China, King George International College, King George International Business College, and Sprott-Shaw Colleges, which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China's and Canada’s education sectors.  In addition to its wholly-owned subsidiaries, CIBT is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines and the WyoTech Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

For further information: Investor Relations Contact: North America Toll Free: 1-888-865-0901 ext 318.  Email: info@cibt.net

Neither the NYSE Amex nor the TSX Venture Exchange or its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.